Mail Stop 3561

January 13, 2006

Ke Huang
Chief Executive Officer
Fortune Entertainment Corporation
26/F, Skyline Commercial Centre
71-77 Wing Lok Street
Sheng Wan, Hong Kong
China

> **Re:** **Fortune Entertainment Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 16, 2005**
> **File No. 0-30292**

Dear Mr. Huang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please provide in your response letter an analysis as to why you were not required to comply with Item 5.01 (a)(8) of Form 8-K upon consummation of the change in control. It appears that you should have provided the information as if you were filing a registration statement on Form 10-SB since you were a "shell company" as defined in Rule 12b-2 immediately before the change in control.

2.   While the staff recognizes that counsel for the company does not necessarily represent Central Class Group Limited, please advise, or have counsel for Central Class Group Limited advise us, why your controlling shareholder did not file a Schedule 13D within 10 days after acquiring greater than five percent of your outstanding common stock pursuant to Rule 13d-1. Also ensure that Central Class Group Limited files the Schedule 13D promptly upon your receipt of this letter.

3.   Please tell us in your response letter why you have not filed a Schedule 14f-1 in connection with the change in the majority of your directors.

Security Ownership of Certain Beneficial Owners and Management, page 2

4.   Please revise your beneficial ownership table to disclose the individual who has voting and dispositive power over the shares held by Central Class Group Limited.

Change In Control, page 3

5.   Please revise this section to disclose your recent change in control as described in your Form 8-K filed December 1, 2005.

Action 3 Amendment to the Certificate of Incorporation to Change the Name, page 6

6.   We note your disclosure that you believe that the change in the company's name "is in the Company's best interest because it better reflects its current operations and business strategy." Please add additional context regarding your proposed name change. In this regard, please discuss how the name change is related to your securities purchase agreement with WB Capital Group, Inc., and the other transactions disclosed in your Form 8-K filed December 1, 2005.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: Kevin Leung, Esq.
        Richardson & Patel LLP
        Fax: (310) 208-1154